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                 Filed by Regent Group, Inc. and Playa Minerals and Energy, Inc.
                                pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934


                                   Regent Group, Inc. Commission File No: 0-3338
                                       Subject Companies: Regent Group, Inc. and
                                                 Playa Minerals and Energy, Inc.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY REGENT GROUP, INC. ON JUNE 27, 2000.

      Regent Group, Inc. and Playa Minerals and Energy, Inc. Agree to Merge
                  Regent Group, Inc. Reduced Shares Outstanding


June 27, 2000 - PR Newswire, Rye, New York, Regent Group, Inc. ("the Company") (OTCBB:RGII) today announced it has received $200,000 from Playa Minerals and Energy, Inc. ("Playa") with whom Regent executed a merger agreement on March 31, 2000. Receipt of the payment was a triggering event for the merger to proceed. Also, in a series of transactions not directly related to the merger, Regent Group, Inc. is reducing the number of its common shares outstanding from 12.8 million to approximately 7.0 million shares.

The approximate terms of the merger transaction call for the current Regent Group, Inc. shareholders to retain 1.0 million shares out of a projected 12.5 million shares to be outstanding upon the completion of the merger and following a reverse stock split of approximately one for seven. Amongst numerous items, Regent shareholders will be asked to vote upon the proposed merger and the one for seven reverse stock split. Pursuant to the merger agreement, Regent has agreed to cease operating its web based operating business and to have as clean as possible balance sheet at the time of merger, i.e. minimal assets and liabilities. The closing of the merger is also subject to satisfaction of the usual closing conditions. For more information describing this event, the Company will be filing a report on a Form 8-K with the Securities and Exchange Commission. (www.sec.gov.)

Also, Regent announced that a net of 5.8 million common shares have been returned to the company, primarily from individuals and entities who received the shares in exchange for their respective interests in Stock Siren, LLC. It is anticipated that the Company will cease Stock Siren, LLC's operations.

The companies are preparing proxy/registration materials pertaining to the merger and other concurrent issues and will be submitting such to the Securities and Exchange Commission for its review and the subsequent delivery to shareholders for a Special Meeting being called to vote upon such matters. This press release does not constitute an offer of any securities for sale.


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Playa is in the business of buying proven and under developed oil and gas reserves. The company operates a lease in the four corners region of New Mexico and has recently deposited $3.8 as acquisition down payments of proven reserves including a $2.5 million payment for an off shore Gulf of Mexico asset it is purchasing from Marathon Oil, the closing of which is scheduled to occur during the later part of July, 2000.

Statements in this press release concerning the future business, operating results, and financial condition of Regent Group, Inc. are "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations and are subject to a number of factors and uncertainties, including Regent Group, Inc.'s ability to consummate the merger with Playa, Playa's ability to complete its pending reserve acquisitions and other risks and uncertainties identified in the Company's reports filed under the Securities Exchange Act of 1934. Information contained in these forward-looking statements is inherently uncertain and actual performance and results may differ materially.

For More Information, please call Robert Long, Chairman, Regent Group, Inc. at 845-266-4858.